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                                                -----------------------------
                                                     SEC FILE NUMBER
                                                        0-25852

                                                -----------------------------

                                                -----------------------------
                                                      CUSIP NUMBER


                                                -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING

(Check One): |_|Form 10-K    |_|Form 20-F    |_|Form 11-K   |X|Form 10-Q
             |_|Form N-SAR

             For Period Ended:   September 30, 2005
                                 ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:

--------------------------------------------------------------------------------
  Read attached instruction sheet before preparing form. Please Print or Type.


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Quipp, Inc.
________________________________________________________________________________
Full Name of Registrant

Not Applicable
________________________________________________________________________________
Former Name if Applicable

4800 NW 157th Street
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Miami, Florida 33014
________________________________________________________________________________
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The offices of Quipp, Inc. (the "Company") were forced to close for 1 1/2 weeks due to Hurricane Wilma. As a result of the office closure, the Company's completion of the preparation of Form 10-Q for the quarter ended September 30, 2005 could not be accomplished by the filing date without unreasonable effort or expense. The Company intends to file the subject Form 10-Q no later than five calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Eric Bello                 305                  623-8700
       --------------------       ------------        -------------------
               (Name)              (Area Code)         (Telephone Number)

--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                              |X| Yes   |_| No

 No filed? If answer is no, identify report(s).

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
    report or portion thereof?                                 |X|  Yes |_|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                   Quipp, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)
--------------------------------------------------------------------------------

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      November 14, 2005                    By     /s/ ERIC BELLO
                                                      --------------------------
                                               Name:  Eric Bello
0                                              Title: Treasurer
                                                     (Principal financial and
                                                     accounting officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                   QUIPP, INC.
                         EXPLANATORY NOTE TO FORM 12B-25

Part IV - Other Information

(3) Net income (loss) for the three months and nine months ended September 30, 2005 was at least $302,841 and $587,387, respectively, as compared to net income (loss) for the three months and nine months ended September 30, 2004, which was $(28,296) and $212,518, respectively.